UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-29868

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sequoia Equities Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1655 N Main St, Ste 270
(No. and Street)

Walnut Creek, CA 94596
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

R. Kenneth Coit	(925) 943-6080	kencoit@sequiasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino LLP
(Name – if individual, state last, first, and middle name)

22667 Alcosta Blvd, Ste 500	San Ramon	CA	94584
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#32
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Kenneth Coit, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sequoia Equities Securities Corporation, as of 9/29, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED FOR PROPER CALIFORNIA NOTARY ACKNOWLEDGEMENT

Signature: [signature]

Title: R. Kenneth Coit, President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Contra Costa }

On 10/03/2023 before me, Shahrokh Shamloo Notary Public,

Date (here insert name and title of the officer)

personally appeared R. Kenneth Coit

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SHAHROKH SHAMLOO
Notary Public - California
Contra Costa County
Commission # 2425187
My Comm. Expires Dec 2, 2026

Signature: Shahrokh Shamloo (Seal)

OPTIONAL

Description of Attached Document

Title or Type of Document: Annual Reports X-17A-5 Number of Pages: 2

Document Date: 10/03/2023 Other:

Sequoia Equities Securities Corporation

Financial Statements and
Supplementary Information

June 30, 2023


armanino

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Sequoia Equities Securities Corporation
Walnut Creek, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sequoia Equities Securities Corporation as of June 30, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of Sequoia Equities Securities Corporation as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sequoia Equities Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sequoia Equities Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Sequoia Equities Securities Corporation's financial statements. The supplemental information is the responsibility of Sequoia Equities Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as Sequoia Equities Securities Corporation's auditor since 2009.

Armanino LLP

Armanino LLP
San Ramon, California

September 29, 2023

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2023

ASSETS

Cash	$ 76,764
Prepaid expenses	3,283
Total assets	$ 80,047

STOCKHOLDER'S EQUITY

Stockholder's equity	
Common stock, no par value; 10,000 shares authorized;	
3,000 shares issued and outstanding	$ 957,387
Accumulated deficit	(877,340)
Total stockholder's equity	$ 80,047

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Operations
For the Year Ended June 30, 2023

Revenues	
Concessions	$ 1,963,707
Total revenues	1,963,707
Expenses	
Commissions	1,963,707
Other operating expenses	87,272
Total expenses	2,050,979
Net loss	$ (87,272)

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2023

	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance, June 30, 2022	$ 832,387	$ (790,068)	$ 42,319
Capital contributions	125,000	-	125,000
Net loss	-	(87,272)	(87,272)
Balance, June 30, 2023	$ 957,387	$ (877,340)	$ 80,047

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended June 30, 2023

Cash flows from operating activities	
Net loss	$ (87,272)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Prepaid expenses	(3,283)
Net cash used in operating activities	(90,555)
Cash flows from financing activities	
Capital contributions	125,000
Increase in cash	34,445
Cash at beginning of year	42,319
Cash at end of year	$ 76,764
Supplemental disclosure of cash flow information	
Cash paid during the year for taxes	$ 800

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Sequoia Equities Securities Corporation (the "Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 6). The financial results of the Company would be significantly different absent these relationships with the affiliated companies.

2. Summary of Significant Accounting Policies

Cash

The Company classifies highly liquid investments with original maturities of three months or less as cash. Cash is held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Revenue recognition

The revenue recognition guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Concession revenue is generated from the brokerage of debt and equity investments, primarily real estate limited partnership units. Concession revenue is recognized as funds are received.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Income taxes

Income tax expense is based on reported earnings before income taxes. The Company has evaluated its current tax positions and has concluded that as of June 30, 2023, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Subsequent events

The Company has evaluated subsequent events through September 29, 2023, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of the greater of $5,000 or the ratio of aggregate indebtedness (as defined). The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2023, the Company had net capital of $76,764 which was $71,764 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.00 as of June 30, 2023.

4. Exemption from Rule 15c3-3

The Company does not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission Act of 1934, in reliance on footnote 74 to SEC Release 34-70073. The Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

5. Income Taxes

At June 30, 2023, there are federal net operating loss carry forwards of $770,541 and state net operating loss carry forwards of $686,428. The net operating losses expire in the years ending June 30, 2023 through June 30, 2042. Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, a valuation allowance has been provided to eliminate the net deferred tax asset at June 30, 2023.

The Company may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. For state tax returns, the Company is generally no longer subject to tax examinations for years prior to June 30, 2018. For U.S. federal tax returns, the Company is no longer subject to tax examination for years prior to June 30, 2019.

6. Affiliate Expense Agreements

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged flat fees of $100 and $1,030 per month for its share of operating expenses under these affiliate expense agreements.

7. Concentrations

Substantially all of the Company's concession revenue for the year ended June 30, 2023 was derived from the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates.

SUPPLEMENTARY INFORMATION

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2023

Net capital			
Stockholder's equity		$	80,047
Less nonallowable assets			
Other current assets			(3,283)
Net capital before haircut on securities position			76,764
Haircut on securities			-
Net capital		$	76,764
Aggregate indebtedness		$	-
Computation of basic net capital requirements			
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	-
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	5,000
Excess net capital (net capital less net capital requirement)		$	71,764
Excess net capital at 1,000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement)		$	70,764
Ratio of aggregate indebtedness to net capital			-

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2023

The Company does not claim an exemption under paragraph (k) of 17.17 C.F.R. § 240.15c3-3 and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. § 240.17a-5.

The Company has complied with and met the identified requirements to rely on Footnote 74 of the SEC Release No. 34-70073.

SEQUOIA EQUITIES SECURITIES CORPORATION
Report on Exemption Under SEC Rule 15c3-3
June 30, 2023

Sequoia Equities Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (4) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sequoia Equities Securities Corporation
(Registrant)

Date: September 29, 2023

R. Kenneth Coit

By: R. Kenneth Coit, President



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT FROM SEC RULE 15c3-3 OF
SEQUOIA EQUITIES SECURITIES CORPORATION
FOR THE YEAR ENDED JUNE 30, 2023

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5 for the year ended June 30, 2023, in which (1) Sequoia Equities Securities Corporation (the "Company") did not claim an exemption under paragraph (k) of 17.C.F.R. § 240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (4) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, (1) the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sequoia Equities Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934, and related SEC Staff Frequently Asked Questions.

Armanino LLP

Armanino[LLP]
San Ramon, California

September 29, 2023


armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (SIPC-7)

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Management of Sequoia Equities Securities Corporation (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the total revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended June 30, 2023 with the total revenue amount reported in Form SIPC-7 for the year ended June 30, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]
San Ramon, California

September 29, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 06/30/2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Sequoia Equities Securities Corp.
1655 N Main St., Suite 270
Walnut Creek, CA 94596-4688

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______________________

H. Overpayment carried forward $(______________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sequoia Equities Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 10 day of July, 2023.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2022
and ending June 30, 2023

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,963,707
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	<1,963,707>
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____	
Enter the greater of line (i) or (ii)	
Total deductions	<1,963,707>
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0015	$ -0- (to page 1, line 2.A.)